Filed pursuant to Rule 424(b)(3)

File Nos. 333-238296 and 811-23569

Versus Capital Infrastructure Income Fund

(the “Fund”)

Supplement dated January 2, 2025 to the

Prospectus, dated July 29, 2024

Extension of Voluntary Management Fee Waiver and Expense Reimbursement

Versus Capital Advisors LLC has agreed to extend its voluntary waiver of a portion of its investment management fee and/or reimbursement of certain direct expenses of the Fund such that the Fund’s total annual expense ratio does not exceed certain specified amounts. Accordingly, effective immediately, the Fund’s Prospectus is revised as follows.

The third paragraph in the “Adviser and Investment Management Fee” sub-section of the “Management of the Fund” section of the Prospectus is replaced in its entirety with the following:

The Adviser has agreed to voluntarily waive 50% of the Investment Management Fee paid by the Fund and the VCRDX Subsidiary until March 31, 2025. In addition, subject to the limitations set forth below, the Adviser has agreed to voluntarily waive a portion of the Investment Management Fee and/or reimburse certain direct expenses of the Fund and the VCRDX Subsidiary such that the Total Annual Fund Expenses do not exceed an annualized rate, based on the average daily NAV of the Fund’s assets, of 1.25% until March 31, 2025 (the “Expense Cap”). These arrangements are at the sole discretion of the Adviser and may be terminated at any time. Amounts waived and/or reimbursed pursuant to the Expense Cap will not be recouped by the Adviser. Notwithstanding the foregoing, the following expenses will not be limited by such waiver and are not subject to or included in the Expense Cap: (i) Acquired Fund Fees and Expenses, including any fees of the Private Funds; (ii) interest payments; (iii) extraordinary expenses; and (iv) taxes. As compensation for providing services to the Fund, the Adviser pays each Sub-Adviser a fee based on a negotiated rate applied to the assets of the Fund allocated to the Sub-Adviser.

Addition of Portfolio Manager

Effective January 1, 2025, Alicia Chen will be added as a portfolio manager of the Fund. The other existing portfolio managers of the Fund, Casey Frazier, Becca Edil, and Philip Eichhorn, will remain as portfolio managers of the Fund. In connection with this change, effective January 1, 2025, all references to the portfolio managers of the Fund are amended to include Ms. Chen, as described below.

The following row is added to the table under the subsection “Key Personnel of the Adviser” in the section “Management of the Fund” in the Prospectus:

Name	Title	Since	Recent Experience
Chen “Alicia” Chen, CFA	Director of Investments	January 2025

Director of Investments of Versus Capital Advisors. Ms. Chen has served as Director of Investments since joining the Adviser in 2024. Prior to joining the Adviser, she was a Vice President at EIG Partners from 2022 to 2024. Prior thereto, Ms. Chen was a Vice President at Silicon Valley Bank and an associate at BNP Paribas from 2018 to 2022.

Share Purchase Disclosure Updates

The Fund has determined to make certain updates to its share purchase disclosure. Effective immediately, the Fund’s Prospectus is revised as follows.

The second paragraph in the “How to Purchase Shares” section of the Prospectus is replaced in its entirety with the following:

Shares generally will only be available through certain financial intermediaries that provide custodial and/or clearing services for the Fund’s institutional investors (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”). You may purchase Shares from any Intermediary by submitting an order to purchase Shares on any day that the New York Stock Exchange (the “NYSE”) is open for business (each, a “Business Day”). An Intermediary can help you establish and maintain an account with such Intermediary and purchase Shares of the Fund for such account. The Fund has authorized one or more Intermediaries to receive orders to purchase Shares or repurchase orders in response to a Repurchase Offer, on its behalf. Further, Intermediaries are authorized to designate other Intermediaries to receive orders to purchase Shares and repurchase orders in response to a Repurchase Offer. Once an Intermediary has determined that your investment in the Fund is suitable for your investment profile, such Intermediary shall submit a purchase order for Shares to the Fund’s Transfer Agent. The Fund will be deemed to have received a purchase or repurchase order when an Intermediary or its authorized designee receives the order. The Shares are offered at the NAV per Share next computed after the request to purchase Shares is received by the Fund, an Intermediary, or its authorized designee. The Fund expects to distribute Shares principally through Intermediaries. Because an investment in Shares involves many considerations, your financial advisor or other Intermediary may help you with your investment decision. You also should discuss with your financial advisor or Intermediary any payments received as a result of your investment in our Shares.

Shareholders should retain this Supplement for future reference.

Filed pursuant to Rule 424(b)(3)

File Nos. 333-238296 and 811-23569

Versus Capital Infrastructure Income Fund

(the “Fund”)

Supplement dated January 2, 2025 to the

Statement of Additional Information (“SAI”), dated July 29, 2024

Addition of Portfolio Manager

Effective January 1, 2025, Alicia Chen will be added as a portfolio manager of the Fund. The other existing portfolio managers of the Fund, Casey Frazier, Becca Edil, and Philip Eichhorn, will remain as portfolio managers of the Fund. In connection with these changes, effective January 1, 2025, all references to the portfolio managers of the Fund are amended to include Ms. Chen, as described below.

The following rows are added to the table under the subsection “Versus Capital Advisors LLC” in the “Portfolio Managers” section in the SAI:

Versus Capital Advisors LLC

Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Chen “Alicia” Chen, CFA*	0	N/A	0	N/A	0	N/A

Performance Fee Based Accounts

(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Chen “Alicia” Chen, CFA*	0	N/A	0	N/A	0	N/A

* Information for Ms. Chen, who became a portfolio manager as of January 2025, is as of January 1, 2025.

The paragraph under the subsection “Compensation” in the “Portfolio Managers” section in the SAI is deleted in its entirety and replaced with the following:

Compensation

A team approach is used by the Adviser to manage the Fund. The Investment Committee of the Adviser is chaired by Casey Frazier. Mr. Frazier is a founding member of the Adviser and is paid a base salary and a discretionary bonus and is entitled to receive distributions of available cash flow from the profits of the Adviser, if any, due to his holdings of equity interests in the Adviser. Ms. Chen, Ms. Edil and Mr. Eichhorn are each paid a base salary and a discretionary bonus.

The following row is added to the table under the subsection “Ownership of Securities” in the “Portfolio Managers” section in the SAI:

Ownership of Securities

The following table discloses the dollar range of equity securities beneficially owned by the portfolio managers of the Fund as of March 31, 2024.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund*
Chen “Alicia” Chen**	0

* As of the Fund’s most recent fiscal year end, none of the portfolio managers owned shares of the Fund because the Fund had not yet begun investment operations.

** Information for Ms. Chen, who became a portfolio manager as of January 2025, is as of January 1, 2025.

Shareholders should retain this Supplement for future reference.